May 24, 2012

Via EDGAR
Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Regency Centers Corporation and Regency Centers, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File Nos. 1-12298 and 0-24763

Dear Mr. Gordon:

Regency Centers Corporation and Regency Centers, L.P. (collectively, “the Company” or “Regency”) are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter to Bruce Johnson, Regency's Chief Financial Officer, dated May 10, 2012.

For your convenience, the Staff's comments are set forth below in bold, followed by the Company's response to each comment.

Form 10-K for the year ended December 31, 2011

Item 2. Properties, page 13

1.	We note your lease expiration table on page 16. In future Exchange Act filings, please also disclose the number of tenants whose leases will expire in your table.

Response:

In response to the Staff's comment, we will, in our future filings, provide in a tabular format of lease expirations for the ten years stating the number of tenants whose leases will expire.

2.
In future Exchange Act filings, please disclose the average effective annual rental per square foot or unit for your portfolio. Please note that such metric should take into account tenant concessions, such as free rent.

Response:

In response to the Staff's comment, we will, in our future filings, disclose the average effective annual rental per square foot for our portfolios (consolidated properties and unconsolidated properties), considering contractual base rent on our lease agreements adjusted by any direct leasing costs, including material tenant concessions or abatements granted to tenants.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview of our Strategy, page 37

3.	In future Exchange Act reports, please include FFO, “recurring FFO” and same store NOI. In addition, with respect to NOI, provide a definition of how you determine same property NOI.

Response:

Management uses certain non-GAAP performance measures, in addition to the required GAAP presentations, as we believe these measures are beneficial to management in improving the understanding of the Company's operational results among the investing public. We believe such measures make comparisons of other REITs' operating results to the Company's more meaningful. The Company continually evaluates the usefulness, relevance, and calculation of our reported non-GAAP performance measures, to determine how best to provide relevant information to the public, and thus such reported measures could change.

In our future filings, we will include Funds from Operations ("FFO") and same property Net Operating Income ("NOI") as part of our Management's Discussion and Analysis. Further, to the extent that we determine other non-GAAP performance measures to be relevant, such as recurring FFO, we will provide definitions of their calculation and a reconciliation for each of these metrics to its nearest comparable GAAP measurement.

The following are Regency's definitions of NOI and Same Property:

Net Operating Income (NOI): Total property revenues (minimum rent, percentage rents, and recoveries from tenants and other income) less direct property operating expenses (operating and maintenance and real estate taxes) from the properties owned by the Company, and excludes corporate-level income (including management, transaction, and other fees), for the entirety of the periods presented.

Same Property: Information provided on a same property basis is provided for comparable operating properties that were owned and operated for the entirety of both periods being compared. This term excludes all Projects In Development and Non-Same Properties.

4.
We note your discussion in the third paragraph about the historical growth in revenues. In future Exchange Act reports, please expand your disclosure to specifically identify whether occupancy or rents were the driving increases in property revenues for the periods presented.

Response:

In response to the Staff's comment, we will, in our future filings, disclose the impact that each of the changes in occupancy and rental rates have on the change in revenues for each period presented, if applicable.

5.
In future Exchange Act reports, please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases with average rents or yields, as applicable. Include the impact of tenant improvement costs and leasing commissions. Provide such disclosure on a square footage basis.

Response:

In response to the Staff's comment, we will, in our future filings, expand our disclosure of leasing activity in tabular form, to include information about volume of new or renewed leases and the economics of the leasing activities including average rents, and impact of tenant improvement costs and leasing commissions, on a per square foot basis.

6.
We note your references to development activity throughout your report. To the extent that your future development activity is material, please disclose the anticipated completion date and budgeted costs for such activity in future Exchange Act reports. Furthermore, for completed developments, please disclose the development cost per square foot or unit. In addition, please specify whether leasing costs have been included.

Response:

In response to the Staff's comment, we will, in our future filings, disclose, in tabular and/or narrative form, information, if significant, about our developments, including anticipated completion dates, budgeted costs, costs incurred to date. Additionally, for completed developments, we will disclose costs per square foot and specify whether leasing costs have been included in the development costs.

The Company intends to include the following proposed tabular disclosure:
The following table details our in-process development properties as of Month DD, YYYY (in thousands, except cost per square foot):

Property Name	Development Start Date	Estimated Completion Date		Estimated Total Development Costs (1)	Estimated Costs to Complete (1)	Company Owned GLA	Cost per square foot of GLA (1)
xxx			$
xxx
xxx
xxx
xxx
Total				$—	—	—	—

(1) Amount represents costs net of tenant reimbursements

The following table details our developments completed during 2012 (in thousands, except cost per square foot):

Property Name	Completion Date	Total Development Costs (1)	Company Owned GLA	Cost per square foot of GLA (1)
xxx

(1) Amount represents costs net of tenant reimbursements

7.
We note from the cash flow statement that you incurred approximately $82 million in development of real estate costs and acquisition of land. In future filings please include a table that breaks down these costs by year for new development, redevelopment, and other cap-ex. Within this same table please separately present soft costs such as capitalized interest and payroll. The total of the table should reconcile to the total on the cash flow statement. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

Response:

In response to the Staff's comment, we will, in our future filings, include a table that provides a breakdown of development and acquisition costs that reconciles to the total on the cash flow statement specifically cash flows from investing activities. The Company will also provide a narrative discussion explaining material period-to-period fluctuations and comment, to the extent material, on expectations for the future within our liquidity section.

The Company intends to include the following proposed tabular disclosure:
The following table summarizes our capital expenditures for the year-to-date period ended Month DD, 2012 and 2011, respectively (in thousands):

	2012	2011	Change
Capital expenditures:	$—	—	—
Acquisition of operating shopping centers
Acquisition of land for development / redevelopment
Development costs
Redevelopment costs
Tenant improvements
Capitalized interest
Capitalized salaries
Building improvements and other
Development of real estate including land acquisition	$—	—	—

8.
We note that you capitalize significant indirect costs such as interest, payroll and other G&A costs as it relates to your development activity. In future filings please include a sensitivity analysis that shows the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

Response:

In response to the Staff's comment, we will, in our future filings, disclose (including a sensitivity analysis) the amount of additional expense we would incur for the applicable reporting period if we were to experience a 10% reduction in construction, development, and redevelopment activities, without a corresponding decrease in indirect project costs, including interest, payroll and other G&A costs.

Critical Accounting Policies and Estimates

Cost Capitalization, page 44

9.
We note that amount of interest capitalized over the past three years has decreased significantly while the amount of direct internal costs including payroll costs have increased from 2010 to 2011. Please explain.

Response:

The Company capitalizes interest expense for its in-process development properties, beginning when site-work commences and ceasing when the Company substantially completes the development property. Further, the Company capitalizes direct internal costs, including payroll costs, for pre-development properties when the acquisition of the development property is considered probable ("pre-development costs"). Capitalized interest expense and capitalized internal costs generally trend together when development activity remains constant year-over-year. However, we reduced our new development activity during the recession and the majority of our developments that were started in prior periods were completed in 2010 and 2011. As such, the average capitalized expenditures subject to interest capitalization was lower in 2011, resulting in significantly lower interest capitalization. We have begun to increase our development program again and added seven new development projects during 2011, which resulted in the increased capitalization of direct internal costs during 2011.
**********

The Company acknowledges that in connection with this response:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to resolving these comments and any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please do not hesitate to contact me at 904-598-7604.

Sincerely,

/s/ Bruce M. Johnson
Bruce M. Johnson, Chief Financial Officer

cc:    Mr. William Demarest